SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October 2023

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

Unaudited Interim Condensed

Consolidated Financial Statements

GOL Linhas Aéreas Inteligentes S.A.

September 30, 2023

Gol Linhas Aéreas Inteligentes S.A.

Unaudited interim condensed consolidated financial statements

September 30, 2023

Contents

Consolidated statements of financial position	02
Consolidated statements of operations	04
Consolidated statements of comprehensive income (loss)	05
Consolidated statements of changes in equity	06
Consolidated statements of cash flows	07
Notes to the unaudited interim condensed consolidated financial statements	09

Consolidated statements of financial position September 30, 2023 and December 31, 2022 (In thousands of Reais - R$)

Statements of financial position

Assets	Note	September 30, 2023	December 31, 2022

Current assets
Cash and cash equivalents	6	523,141	169,035
Financial investments	7	381,788	404,113
Trade receivables	8	1,044,733	887,734
Inventories	9	438,958	438,865
Deposits	10	277,569	380,267
Advance to suppliers and third parties	11	387,387	302,658
Recoverable taxes	12	231,158	195,175
Derivative assets	31.2	16,418	16,250
Other credits and amounts		237,943	199,446
Total current assets		3,539,095	2,993,543

Non-current assets
Financial investments	7	88,784	19,305
Deposits	10	2,413,217	2,279,503
Advance to suppliers and third parties	11	100,269	49,698
Recoverable taxes	12	14,548	53,107
Derivative assets	31.2	-	13,006
Deferred taxes	13	76,169	77,251
Other credits and amounts		22,164	33,187
Property, plant and equipment	14	9,036,277	9,588,696
Intangible assets	15	1,900,859	1,862,989
Total non-current assets		13,652,287	13,976,742

Total		17,191,382	16,970,285

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

2

Consolidated statements of financial position September 30, 2023 and December 31, 2022 (In thousands of Reais - R$)

Liabilities and equity (deficit)	Note	September 30, 2023	December 31, 2022

Current liabilities
Loans and financing	16	1,152,079	1,126,629
Leases	17	1,802,747	1,948,258
Suppliers	18	2,118,909	2,274,503
Suppliers – factoring	19	40,253	29,941
Salaries, wages and benefits		670,415	600,451
Taxes payable	20	185,813	258,811
Landing fees		1,553,144	1,173,158
Advance ticket sales	21	3,637,213	3,502,556
Mileage program	22	1,591,674	1,576,849
Advances from customers		373,511	354,904
Provisions	23	538,291	634,820
Derivatives liabilities	31.2	-	519
Other liabilities		332,095	379,848
Total current liabilities		13,996,144	13,861,247

Non-current liabilities
Loans and financing	16	9,267,296	10,858,262
Leases	17	8,005,255	9,258,701
Suppliers	18	112,204	45,451
Salaries, wages and benefits		532,095	285,736
Taxes payable	20	359,949	265,112
Landing fees		161,038	218,459
Mileage program	22	172,387	292,455
Provisions	23	2,891,506	2,894,983
Derivatives liabilities	31.2	3,409,360	17
Deferred taxes	13	40,193	36,354
Other liabilities		272,959	312,323
Total non-current liabilities		25,224,242	24,467,853

Equity (deficit)
Capital stock	24.1	4,040,661	4,040,397
Treasury shares	24.2	(17,534)	(38,910)
Capital reserves		441,472	1,178,568
Equity valuation adjustments		(600,669)	(770,489)
Accumulated losses		(25,892,934)	(25,768,381)
Total deficit		(22,029,004)	(21,358,815)

Total liabilities and deficit		17,191,382	16,970,285

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

3

Consolidated statements of operations Nine-month periods ended on September 30, 2023 and 2022 (In thousands of Reais - R$, except Basic and Diluted income (loss) per share)

Consolidated statements of operations
	Note	September 30, 2023	September 30, 2022
Net revenue
Passenger		12,509,755	9,767,176
Mileage program, cargo and other		1,221,811	704,937
Total net revenue	28	13,731,566	10,472,113

Salaries, wages and benefits		(1,584,984)	(1,610,636)
Aircraft fuel		(4,528,551)	(4,439,660)
Landing fees		(684,914)	(540,399)
Aircraft, traffic and mileage servicing		(849,909)	(648,569)
Passenger service expenses		(675,050)	(606,012)
Sales and marketing		(645,095)	(611,776)
Maintenance, materials and repairs		(820,165)	(380,056)
Depreciation and amortization		(1,231,812)	(1,258,313)
Other income (expenses), net		(552,334)	(450,740)
Total operating costs and expenses		(11,572,814)	(10,546,161)

Income (Loss) before financial income (expenses), exchange rate variation, net and income tax and social contribution		2,158,752	(74,048)

Financial income (expenses)
Financial income	29	329,618	110,499
Financial expenses	29	(3,046,078)	(2,452,018)
Derivative financial instruments	29	(3,547)	5,095
Total financial income (expenses)		(2,720,007)	(2,336,424)

Loss before exchange rate variation, net and income tax and social contribution		(561,255)	(2,410,472)

Monetary and foreign exchange rate variation, net	29	477,480	642,787

Loss before income tax and social contribution		(83,775)	(1,767,685)

Income tax and social contribution
Current		(36,013)	(6,769)
Deferred		(4,765)	(17,929)
Total taxes loss	13	(40,778)	(24,698)

Loss for the period		(124,553)	(1,792,383)

Basic and diluted loss per share	25
Per common share		(0.008)	(0.126)
Per preferred share		(0.298)	(4.418)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

4

Consolidated statements of comprehensive income (loss) Nine-month periods ended on September 30, 2023 and 2022 (In thousands of Reais - R$)

Statement of comprehensive income

	September 30, 2023	September 30, 2022

Loss for the period	(124,553)	(1,792,383)

Other comprehensive (loss) income – items that are or may be reclassified subsequently to profit or loss

Cash flow hedge, net of income tax and social contribution	177,834	164,429
Cumulative translation adjustment from subsidiaries	(8,014)	(2,657)
	169,820	161,772

Total comprehensive income (loss) for the period	45,267	(1,630,611)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

5

Consolidated statements of changes in equity Nine-month periods ended on September 30, 2023 and 2022 (In thousands of Reais - R$)

				Capital reserves			Equity valuation adjustments
	Capital stock	Advances for future capital increase	Treasury shares	Premium on transfer of shares	Special premium reserve of subsidiary	Share- based payments	Cash flow hedge reserve	Post-employment benefits	Cumulative adjustment of conversion into subsidiaries	Effects from changes in the equity investments	Accumulated losses	Total
Balances as of December 31, 2021	4,039,112	3	(41,514)	11,020	83,229	114,462	(918,801)	14,855	1,032	(150,168)	(24,206,908)	(21,053,678)
Other comprehensive income (loss), net	-	-	-	-	-	-	164,429	-	(2,657)	-	-	161,772
Loss for the period	-	-	-	-	-	-	-	-	-	-	(1,792,383)	(1,792,383)
Total comprehensive income (loss) for the period	-	-	-	-	-	-	164,429	-	(2,657)	-	(1,792,383)	(1,630,611)
Share-based payments expense	-	-	-	-	-	13,182	-	-	-	-	-	13,182
Stock options exercised	1,285	(3)	-	-	-	-	-	-	-	-	-	1,282
Capital increase	-	-	-	946,345	-	-	-	-	-	-	-	946,345
Treasury shares transferred	-	-	2,566	(1,515)	-	(1,051)	-	-	-	-	-	-
Sale of treasury shares	-	-	37	-	-	-	-	-	-	-	-	37
Balances on September 30, 2022	4,040,397	-	(38,911)	955,850	83,229	126,593	(754,372)	14,855	(1,625)	(150,168)	(25,999,291)	(21,723,443)

Balances as of December 31, 2022	4,040,397	-	(38,910)	955,744	83,229	139,595	(613,353)	(2,659)	(4,309)	(150,168)	(25,768,381)	(21,358,815)
Other comprehensive income (loss), net	-	-	-	-	-	-	177,834	-	(8,014)	-	-	169,820
Loss for the period	-	-	-	-	-	-	-	-	-	-	(124,553)	(124,553)
Total comprehensive income (loss) for the period	-	-	-	-	-	-	177,834	-	(8,014)	-	(124,553)	45,267
Stock options exercised (Note 24.1)	264	-	-	-	-	-	-	-	-	-	-	264
Share-based payments expense	-	-	-	-	-	10,764	-	-	-	-	-	10,764
Fair value result in transaction with controlling shareholder (Note 16.1.4)	-	-	-	(822,193)	-	-	-	-	-	-	-	(822,193)
Treasury shares transferred	-	-	21,376	(17,352)	-	(4,024)	-	-	-	-	-	-
Subscription warrants (Note 24.3)	-	-	-	-	95,709	-	-	-	-	-	-	95,709
Balances as of September 30, 2023	4,040,661	-	(17,534)	116,199	178,938	146,335	(435,519)	(2,659)	(12,323)	(150,168)	(25,892,934)	(22,029,004)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

6

Consolidated statements of cash flows Nine-month period ended on September 30, 2023 and 2022 (In thousands of Reais - R$)

	September 30, 2023	September 30, 2022

Loss for the period	(124,553)	(1,792,383)
Adjustments to reconcile the net loss to cash generated from operating activities
Depreciation – aeronautical ROU	677,287	806,750
Depreciation and amortization – others	554,525	451,563
Allowance for expected loss on trade receivables	(2,952)	(557)
Provision for inventory obsolescence	492	575
Provision for maintenance deposit and reserve	-	6,284
Provision for losses on advance to suppliers and third parties	-	(1,087)
Adjustment to present value of provisions	141,557	153,747
Deferred taxes	4,767	17,929
Loss with write-off of property, plant and equipment and intangible assets	48,296	43,340
Sale-leaseback gains	(115,563)	(133,053)
Amendment of contractual term	(68,085)	-
Recognition of provisions and contingencies	664,598	273,023
Foreign exchange and monetary variation, net	(1,634,043)	(642,122)
Interest, costs, discounts and premiums on loans and financing and leases	2,176,064	1,732,379
Discount on financing operations	(98,535)	-
Result of derivatives recognized in profit or loss	94,079	79,125
Share-based payments	10,764	13,182
Other provisions	(17,923)	(4,020)
Adjusted net income	2,310,775	1,004,675

Changes in operating assets and liabilities:
Financial investments	787,750	(55,415)
Trade receivables	(154,871)	(105,575)
Inventories	(585)	(150,729)
Deposits	(44,621)	(258,447)
Advance to suppliers and third parties	(115,910)	(116,271)
Recoverable taxes	2,576	743
Variable and short-term leases	1,429	1,574
Suppliers	(166,555)	144,533
Suppliers – factoring	10,312	7,208
Salaries, wages and benefits	316,323	362,887
Taxes obligation	21,839	274,815
Landing fees	322,565	165,780
Advance from ticket sales	134,657	1,044,790
Mileage program	(105,243)	238,853
Advances from customers	(29,162)	(103,348)
Provisions	(814,685)	(303,017)
Derivatives	(1,805)	(56,872)
Other assets and liabilities, net	(114,421)	(171,909)
Interest paid	(682,564)	(737,437)
Income tax and social contribution paid	-	(557)
Net cash flows from operating activities	1,677,804	1,186,281

Advances for property, plant and equipment acquisition, net	-	(156,081)
Acquisition of property, plant and equipment	(511,035)	(507,524)
Sale-leaseback transactions received	232	69,819
Acquisition of intangible assets	(104,791)	(91,898)
Net cash flows used in investing activities	(615,594)	(685,684)

7

Consolidated statements of cash flows Nine-month period ended on September 30, 2023 and 2022 (In thousands of Reais - R$)

	September 30, 2023	September 30, 2022
Loans and financing funding	1,409,181	110,000
Loans and financing payments	(442,692)	(268,960)
Payments of leases liabilities – aeronautical ROU	(1,677,102)	(1,586,217)
Payments of leases liabilities – others	(31,539)	(30,453)
Capital increase	264	947,627
Subscription warrants	95,709	-
Shares to be issued	-	37
Net cash flows used in financing activities	(646,179)	(827,966)

Foreign exchange variation on cash held in foreign currencies	(61,925)	(9,716)

Increase (Decrease) in cash and cash equivalents	354,106	(337,085)

Cash and cash equivalents at the beginning of the year	169,035	486,258
Cash and cash equivalents at the end of the period	523,141	149,173

The transactions that don’t affect cash and cash equivalents are presented in Note 32 of these unaudited interim condensed consolidated financial statements.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

8

Notes to the unaudited interim condensed consolidated financial information statements September 30, 2023 (In thousands of Reais - R$, except when otherwise indicated)

V

1.	Operating context

Gol Linhas Aéreas Inteligentes S.A. (“Company” or “GOL”) is a limited liability company incorporated on March 12, 2004 under Brazilian laws. The Company’s bylaws states that the corporate purpose is exercising the equity control of GOL Linhas Aéreas S.A. (“GLA”), which provides scheduled and non-scheduled air transportation services for passengers and cargo, maintenance services for aircraft and components, develops frequent-flyer programs, among others.

The Company’s shares are traded on B3 S.A. - Brasil, Bolsa, Balcão (“B3”) and on the New York Stock Exchange (“NYSE”) under the ticker GOLL4 and GOL, respectively. The Company adopts B3’s Special Corporate Governance Practices Level 2 and is part of the Special Corporate Governance (“IGC”) and Special Tag Along (“ITAG”) indexes, created to distinguish companies that commit to special corporate governance practices.

The Company’s official headquarters are located at Praça Comandante Linneu Gomes, s/n, portaria 3, prédio 24, Jardim Aeroporto, São Paulo, Brazil.

1.1.	Corporate structure

The corporate structure of the company and its subsidiaries, on September 30, 2023, is shown below:

9

Notes to the unaudited interim condensed consolidated financial information statements September 30, 2023 (In thousands of Reais - R$, except when otherwise indicated)

The Company's equity interest in the capital stock of its subsidiaries, on September 30, 2023, is presented below:

Entity	Incorporation Date	Location	Principal activity	Type of control	% of interest in the capital stock in the capital stock
					September 30, 2023	December 31, 2022
GAC	March 23, 2006	Cayman Islands	Aircraft acquisition	Direct	100.00	100.00
Gol Finance Inc.	March 16, 2006	Cayman Islands	Fundraising	Direct	100.00	100.00
Gol Finance	June 21, 2013	Luxembourg	Fundraising	Direct	100.00	100.00
GLA	April 9, 2007	Brazil	Flight transportation	Direct	100.00	100.00
GTX	February 8, 2021	Brazil	Equity investments	Direct	100.00	100.00
Smiles Fidelidade	February 6, 2023	Brazil	Loyalty program	Indirect	100.00	-
Smiles Viagens	August 10, 2017	Brazil	Tourism agency	Indirect	100.00	100.00
Smiles Fidelidade Argentina (a)	November 7, 2018	Argentina	Loyalty program	Indirect	100.00	100.00
Smiles Viajes y Turismo (a)	November 20, 2018	Argentina	Tourism agency	Indirect	100.00	100.00
AirFim	November 7, 2003	Brazil	Investment fund	Indirect	100.00	100.00
Fundo Sorriso	July 14, 2014	Brazil	Investment fund	Indirect	100.00	100.00
(a)	Companies with functional currency in Argentine pesos (ARS).

The subsidiaries GAC Inc., GOL Finance and GOL Finance Inc. are entities created for the specific purpose of continuing financial operations and related to the Company's fleet. They do not have their own governing body and decision-making autonomy. Therefore, their assets and liabilities are consolidated in the parent company.

GTX S.A., direct subsidiary by the Company, is pre-operational and its corporate purpose is to manage its own assets and have an interest in the capital of other companies.

Smiles Fidelidade, incorporated in February 2023 is also in the pre-operational stage, has as purpose the development and management of a customer loyalty program, whether own or third-party; the sale of rights to redeem prizes within the scope of the customer loyalty program; and provide general tourism services, among others.

Smiles Viagens e Turismo S.A. (“Smiles Viagens”), has as main purpose intermediating travel organization services by booking or selling airline tickets, accommodation, tours, among others. The subsidiaries Smiles Fidelidade Argentina and Smiles Viajes Y Turismo S.A., both headquartered in Buenos Aires, Argentina, have the purpose to promote Smiles Program’s operations and the sale of airline tickets in this country.

The investment funds Airfim and Fundo Sorriso, controlled by GLA, have the characteristic of an exclusive fund and act as an extension to carry out operations with derivatives and financial investments, so that the Company consolidates the assets and liabilities of these funds.

1.2.	Capital structure and net working capital

On September 30, 2023, the net working capital is negative by R$10,457,049 (negative by R$ 10,867,704 on December 31, 2022). On September 30, 2023, the current liabilities related to services in progress and mileage program amounted to R$5,228,887 (R$5,079,405 as of December 31, 2022), which are expected to be substantially settled by the Company.

10

Notes to the unaudited interim condensed consolidated financial information statements September 30, 2023 (In thousands of Reais - R$, except when otherwise indicated)

On September 30, 2023, the Company still reports a negative equity position of R$22,029,004 (negative by R$21,358,815 on December 31, 2022). The observed variation occurs is mainly due to the recognition of fair value in a transaction with Abra (explanatory note 16.1.4) and loss for the period.

The Company is highly sensitive to the macroeconomic scenario and Brazilian Real’s volatility, as approximately 94.0% of the indebtedness (loans and financing and leases) is linked to US dollars (“US$”) and 47.2% of costs are also linked to US dollars, while the capacity to adjust ticket prices charged to its customers in order to offset the U.S. dollar appreciation is dependent on capacity (offer) and ticket prices practiced by the competitors.

Over the past five years, Management has taken a series of measures to adjust its capital structure and preserve liquidity and efficiency in its cost indicators. During the pandemic, the focus was on adjusting the fleet size to match seat capacity with demand levels, thereby maintaining high occupancy rates while improving productivity and efficiency in fixed costs. By the end of 2022, having almost returned to the same level of capacity and operational fleet size to its pre-pandemic levels, the Company achieved dollar unit costs similar to those prior to the pandemic, mitigating the effects of inflationary cost pressures, currency devaluation, and higher aviation fuel prices. Consumer demand for leisure air travel remains robust, even amidst a slower recovery in corporate demand, which has resulted in a 40% increase in fare levels compared to pre-pandemic levels and occupancy rates above 80%.

Over the course of the nine months of 2023, the Company completed a capital market transaction with Abra Group, raising up to US$1.4 billion, which provided new capital resources and refinanced approximately 63% of its debts maturing in 2024, 2025, and 2026, extending the average maturity to 2028 by over 3 years. The closest maturity related to ESN 2024 was refinanced by 90% in this transaction, in addition to having carried out the refinancing of short-term debts. The Company continues to work on improving operational efficiency, increasing profitability, and, together with its fleet transformation process, deleveraging and strengthening its balance sheet.

Although there is still significant uncertainty about how long it will take for the airline industry to recover, and this leads to a material uncertainty about our ability to remain in operation, the Company’s unaudited interim condensed consolidated financial information statements for the period ended on September 30, 2023, has been prepared on the assumption of a going concern, which assumes the realization of assets and satisfaction of liabilities and commitments in the normal course of business, in accordance with the business plan prepared by the Management, reviewed and approved at least annually by the Board of Directors. Therefore, these unaudited interim condensed consolidated financial information statements do not include any adjustments that may result from the inability to continue operating.

1.3.	Landmark cargo and logistics services agreement

In April 2022, the Company signed a 10-year cargo service agreement with Mercado Livre. This agreement provides for a dedicated cargo fleet with 6 Boeing 737-800 BCFs, allowing including another 6 cargo aircraft by 2025. During the period ended September 30, 2023, the Company received 3 cargo aircraft, totaling 5 cargo aircraft in operation on this date.

11

Notes to the unaudited interim condensed consolidated financial information statements September 30, 2023 (In thousands of Reais - R$, except when otherwise indicated)

GOL's agreement with Mercado Livre is part of the Company's investment to meet the needs of the growing Brazilian e-commerce market. As a result, the Company plans to expand its services and significantly increase the available cargo carrying capacity in tons in 2023 to generate additional revenue.

1.4.	Agreement between the Controlling Shareholder and Main investors of Avianca

In May 2022, the Company announced that its controlling shareholder, MOBI Fundo de Investimento em Ações Investimento no Exterior (“MOBI FIA”), had entered into a Master Contribution Agreement with the main shareholders of Investment Vehicle 1 Limited (“Avianca Holding”).

Under the terms of the Master Contribution Agreement, MOBI FIA contributed its shares in GOL, and the main investors of Avianca Holding contributed their shares in Avianca Holding to Abra Group Limited (“Abra”), a privately held company, incorporated under the laws of England and Wales. Additionally, the parties agreed to enter into a Shareholders' Agreement to govern their rights and obligations as shareholders of Abra.

GOL and Avianca will continue to operate independently and maintain their respective brands and cultures.

1.5.	MAP Transportes Aéreos

In June 2021, GOL signed an agreement to acquire MAP Transportes Aéreos Ltda., a domestic Brazilian airline with routes to regional destinations from Congonhas Airport in São Paulo, considering the Company's commitment to expand the air transportation demand and rationally consolidate in the domestic market as the country's economy recovers from Covid-19.

In December 2021, through SG Order 1929/2021, the Administrative Council for Economic Defense (CADE) approved the operation without restrictions. The conclusion of the transaction is subject to other precedent conditions, which have not yet been fulfilled. Therefore, on September 30, 2023, there are no impacts on the unaudited interim condensed consolidated financial statements.

MAP may be acquired for R$28 million to be paid only after meeting all precedent conditions, through 100,000 preferred shares (GOLL4) at R$28.00 per share and R$25 million in cash in 24 monthly installments, with the assumption of up to R$100 million in MAP's financial commitments. On September 30, 2023, these conditions have not yet been finalized.

2.	Management’s statement, basis for preparing and presenting the unaudited interim condensed consolidated financial statements

The Company’s unaudited interim condensed consolidated financial statements were prepared in accordance with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”).

The Company’s unaudited interim condensed consolidated financial statements were prepared using the Brazilian Real (“R$”) as the functional and presentation currency. Figures are expressed in thousands of Brazilian Reais, except when stated otherwise. The items disclosed in foreign currencies are duly identified, when applicable.

12

Notes to the unaudited interim condensed consolidated financial information statements September 30, 2023 (In thousands of Reais - R$, except when otherwise indicated)

The preparation of the Company’s unaudited interim condensed consolidated financial statements requires Management to make judgments, use estimates, and adopt assumptions affecting the stated amounts of revenues, expenses, assets, and liabilities. However, the uncertainty inherent in these judgments, assumptions, and estimates could give rise to results that require a material adjustment of the book value of certain assets and liabilities in future periods.

The Company is continually reviewing its judgments, estimates, and assumptions.

Management, when preparing these unaudited interim condensed consolidated financial statements, used the following disclosure criteria, considering regulatory aspects and the relevance of the transactions to understand the changes in the Company’s economic and financial position and its performance since the end of the fiscal year ended December 31, 2022, as well as the update of relevant information included in the annual financial statements related to the year ended December 31, 2022 disclosed on March 21, 2023.

Management confirms that all the material information in these unaudited interim condensed consolidated financial statements are being demonstrated and corresponds to the information used by Management in the development of its business management activities.

The unaudited interim condensed consolidated financial statements have been prepared based on historical cost, with the exception of the following material items recognized in the statements of financial positions:

•	cash, cash equivalents and financial investments measured at fair value;
•	derivative financial instruments measured at fair value; and
•	investments accounted for using the equity method.

The Company’s unaudited interim condensed consolidated financial statements for the period ended September 30, 2023, has been prepared assuming that it will continue as a going concern, realizing assets and settling liabilities in the normal course of business, as per Note 1.2.

3.	Approval of unaudited interim condensed consolidated financial statements

The approval and authorization for the issuance of these unaudited interim condensed consolidated financial statements took place at the Board of Directors’ meeting held on November 10th, 2023.

4.	Summary of significant accounting practices

The unaudited interim condensed consolidated financial statements were prepared based on policies, accounting practices and estimate calculation methods adopted and presented in detail in the annual financial statements related to the year ended December 31, 2022, issued on March 21, 2023.

4.1.	New accounting standards and pronouncements adopted in the period

The following amendments to accounting standards became effective for periods beginning after January 1, 2023:

•	Definition of accounting estimates (Amendments to IAS 8);
•	Disclosure of accounting policies (Amendments to IAS 1 and IFRS Practice Statement 2);
•	Deferred Taxes related to Assets and Liabilities arising from a Simple Transaction (Amendments to IAS 12);

13

Notes to the unaudited interim condensed consolidated financial information statements September 30, 2023 (In thousands of Reais - R$, except when otherwise indicated)

These changes did not impact the Company's unaudited interim condensed consolidated financial information statements.

4.2.	Changes to standards not yet in effect

In May 2023, the IASB issued amendments to IAS 7 - Statement of Cash Flows: Disclosures to clarify the characteristics of supplier financing arrangements and to require additional disclosure of these contracts, aimed at assisting financial statement users in understanding the effects of supplier financing agreements on an entity's liabilities, cash flows, and liquidity risk exposure. These changes will become effective for annual reporting periods beginning on or after January 1, 2024. The Company does not expect any material impact on its financial statements resulting from these changes. Finally, the Company has not opted for early adoption.

4.3.	Transactions in foreign currency

Foreign currency transactions are recorded at the exchange rate change prevailing on the date on which the transactions take place. Monetary assets and liabilities designated in foreign currency are calculated based on the exchange rate change on the balance sheet date. Any difference resulting from the translation of currencies is recorded under the item “Monetary and foreign exchange rate variation, net” in the statement of operations.

The exchange rate changes in Brazilian Reais in effect on the base date of these unaudited interim condensed consolidated financial statements are as follows:

	Final Rate		Average Rate
	September 30, 2023	December 31, 2022	September 30, 2023	September 30, 2022
U.S. Dollar	5.0076	5.2177	5.0102	5.0766
Argentinian Peso	0.0143	0.0295	0.0215	0.0455

5.	Seasonality

Under normal economic and social conditions, the Company expects revenues and operating income (expense) from its flights to be at their highest levels in the summer and winter vacation periods, in January and July, respectively, and during the last weeks of December and in the year-end holiday period. Given the high proportion of fixed costs, this seasonality tends to drive changes in operating income (expense) across the fiscal-year quarters.

6.	Cash and cash equivalents

	September 30, 2023	December 31, 2022
Cash and bank deposits	430,643	121,660
Cash equivalents	92,498	47,375
Total	523,141	169,035

14

Notes to the unaudited interim condensed consolidated financial information statements September 30, 2023 (In thousands of Reais - R$, except when otherwise indicated)

The breakdown of cash equivalents is as follows:

	September 30, 2023	December 31, 2022
Local currency
Private bonds	-	10
Automatic deposits	92,498	47,334
Total local currency	92,498	47,344

Foreign currency
Private bonds	-	31
Total foreign currency	-	31

Total	92,498	47,375

7.	Financial investments

	Weighted average rate (p.a.)	September 30, 2023	December 31, 2022
Local currency
Automated financial investments	10.0% of CDI	60,800	-
Government bonds	100.4% of CDI	1,987	3,880
Private bonds	98.3% of CDI	204,861	253,386
Investment funds	78.8% of CDI	10,077	10,576
Total local currency		277,725	267,842

Foreign currency
Investment funds	9.52%	192,847	155,576
Total foreign currency		192,847	155,576

Total		470,572	423,418

Current		381,788	404,113
Non-current		88,784	19,305

Of the total amount recorded on September 30, 2023, R$276,136 (R$266,553 on December 31, 2022), refer to investments used as guarantees linked to deposits for lease operations, derivative financial instruments, lawsuits and loans and financing.

15

Notes to the unaudited interim condensed consolidated financial information statements September 30, 2023 (In thousands of Reais - R$, except when otherwise indicated)

8.	Trade receivables

	September 30, 2023	December 31, 2022
Local currency
Credit card administrators	345,087	287,754
Travel agencies	423,991	317,487
Cargo agencies	71,104	45,986
Airline partner companies	10,541	12,465
Other	43,446	31,477
Total local currency	894,169	695,169

Foreign currency
Credit card administrators	97,008	80,812
Travel agencies	46,084	83,517
Cargo agencies	844	968
Airline partner companies	20,833	33,075
Other	5,391	16,741
Total foreign currency	170,160	215,113

Total gross	1,064,329	910,282

Allowance for expected loss on trade receivables	(19,596)	(22,548)

Total	1,044,733	887,734

The aging list of trade receivables, net of allowance for expected loss on trade receivables accounts, is as follows:

	September 30, 2023	December 31, 2022
Not yet due
Until 30 days	217,547	722,923
31 to 60 days	419,364	48,923
61 to 90 days	252,422	16,681
91 to 180 days	36,764	381
181 to 360 days	32,490	23,590
Above 360 days	1,259	7
Total not yet due	959,846	812,505

Overdue
Until 30 days	31,485	46,856
31 to 60 days	3,707	9,321
61 to 90 days	12,442	3,383
91 to 180 days	23,789	9,845
181 to 360 days	11,814	2,598
Above 360 days	1,650	3,226
Total overdue	84,887	75,229

Total	1,044,733	887,734

The changes in an expected loss on trade receivables are as follows:

September 30, 2023
Balance at the beginning of the year	(22,548)
(Additions) Reversals	2,952
Balances at the end of the period	(19,596)

16

Notes to the unaudited interim condensed consolidated financial information statements September 30, 2023 (In thousands of Reais - R$, except when otherwise indicated)

9.	Inventories

	September 30, 2023	December 31, 2022
Consumables	35,506	26,494
Parts and maintenance materials	326,770	365,659
Advances to suppliers	76,682	46,712
Total	438,958	438,865

The changes in the provision for obsolescence are as follows:

September 30, 2023
Balances at the beginning of the year	(9,611)
Additions	(492)
Write-offs	787
Balances at the end of the period	(9,316)

10.	Deposits

	September 30, 2023	December 31, 2022
Maintenance deposits	1,183,380	1,134,389
Court deposits	566,786	591,177
Deposit in guarantee for lease agreements	940,620	934,204
Total	2,690,786	2,659,770

Current	277,569	380,267
Non-current	2,413,217	2,279,503

10.1.	Maintenance deposits

The Company makes deposits in U.S. dollars for the maintenance of aircraft and engines, which will be used in future events as established in certain lease agreements. The Company has the right to choose to carry out the maintenance internally or through its suppliers.

Maintenance deposits do not exempt the Company, as a lessee, from contractual obligations related to the maintenance or the risk associated with operating activities. The Company has the right to choose to perform maintenance internally or through its suppliers. These deposits can be replaced by bank guarantees or letters of credit (SBLC - stand by letter of credit) as according to the conditions established in the aircraft lease. These letters can be executed by the lessors if the maintenance of the aircraft and engines does not occur according to the review schedule. On September 30, 2023, no letters of credit had been executed against the Company.

The Company has two categories of maintenance deposits:

•	Maintenance guarantee: refers to one-time deposits that are refunded at the end of the lease, and can also be used in maintenance events, depending on negotiations with lessors. The balance of these deposits on September 30, 2023 was R$194,796 (R$231,222 on December 31, 2022).

•	Maintenance reserve: refers to amounts paid monthly based on the use of components and can be used in maintenance events as set by an agreement. On September 30, 2023, the balance referring to such reserves was R$988,584 (R$903,167 on December 31, 2022).

17

Notes to the unaudited interim condensed consolidated financial information statements September 30, 2023 (In thousands of Reais - R$, except when otherwise indicated)

10.2.	Court deposits

Court deposits and blocks represent guarantees of tax, civil and labor lawsuits, kept in court until the resolution of the disputes to which they are related. Part of the court deposits refers to civil and labor lawsuits arising from succession requests in lawsuits filed against Varig S.A. or also labor lawsuits filed by employees who do not belong to GLA or any related party. Considering that Management does not believe that the Company is legally responsible for such claims and the release of the court deposits has been claimed.

10.3.	Deposits in guarantee for leases agreements

As required by the lease agreements, the Company makes guarantee deposits (in U.S. dollars) to the leasing companies, which can be redeemed if replaced by other bank guarantees or fully redeemed at maturity.

11.	Advance to suppliers and third parties

	September 30, 2023	December 31, 2022
Advance to domestic suppliers	289,326	227,036
Advance to international suppliers	130,017	65,141
Advance for materials and repairs	68,313	60,179
Total	487,656	352,356

Current	387,387	302,658
Non-current	100,269	49,698

12.	Recoverable taxes

	September 30, 2023	December 31, 2022
IRPJ and CSLL prepayments	139,229	36,249
PIS and COFINS to recover	72,269	187,322
Value added tax (VAT) abroad	7,528	6,037
Other	26,680	18,674
Total	245,706	248,282

Current	231,158	195,175
Non-current	14,548	53,107

18

Notes to the unaudited interim condensed consolidated financial information statements September 30, 2023 (In thousands of Reais - R$, except when otherwise indicated)

13.	Deferred taxes

13.1.	Deferred tax assets (liabilities)

The positions of deferred assets and liabilities are presented below and comply with the enforceable offset legal rights that consider taxes levied by the same tax authority under the same tax entity.

	December 31, 2022	Statement of operations	Shareholders’ Equity(*)	September 30, 2023
Deferred taxes assets (liabilities) – GOL and Smiles Argentina
Income tax losses carry forward	54,919	-	-	54,919
Negative basis of social contribution	19,770	-	-	19,770
Temporary differences:
Allowance for expected loss on trade receivables and other credits	2,174	(1,034)	-	1,140
Provision for legal proceedings and tax liabilities	45	(45)	-	-
Others	343	151	(154)	340
Total deferred taxes – assets	77,251	(928)	(154)	76,169
Deferred taxes assets (liabilities) – GLA

Temporary differences:
Slots	(353,226)	-	-	(353,226)
Depreciation of engines and parts for aircraft maintenance	(227,878)	(53,258)	-	(281,136)
Breakage provision	(300,029)	(62,345)	-	(362,374)
Goodwill amortization for tax purposes	(190,211)	(35,185)	-	(225,396)
Derivative transactions	22,185	4,534	-	26,719
Allowance for expected loss on trade receivable and other credits	200,790	8,774	-	209,564
Provision for aircraft and engine return	306,149	(16,411)	-	289,738
Provision for legal proceedings and tax liabilities	274,883	40,269	-	315,152
Aircraft leases and others	187,255	126,972	-	314,227
Others	43,728	(17,189)	-	26,539
Total deferred taxes – liabilities	(36,354)	(3,839)	-	(40,193)
Total effect of deferred taxes - Income (Expenses)	-	4,765	-	-

(*) Exchange rate change recognized in other comprehensive income.

The Company’s Management considers that the deferred assets and liabilities recognized on September 30, 2023 from temporary differences will be realized in proportion to realization of their bases and the expectation of future taxable results.

19

Notes to the unaudited interim condensed consolidated financial information statements September 30, 2023 (In thousands of Reais - R$, except when otherwise indicated)

The Management estimates that active deferred tax credits, recorded on tax losses and a negative social contribution base, may be realized as follows:

Year	Amount
2023	7,571
2024	13,104
2025	10,326
2026	8,690
2027	9,799
2027 onwards	25,199
Total	74,689

The direct subsidiary GLA has tax losses and negative bases of social contribution in the determination of taxable profit, to be offset against 30% of future annual tax profits, with no prescription period, not recorded in the balance sheet, in the following amounts:

	GLA
	September 30, 2023	December 31, 2022
Accumulated income tax losses	15,912,326	14,989,912
Potential tax credit (34%)	5,410,191	5,096,570

13.2.	Reconciliation of income tax and social contribution expense

The reconciliation of tax expenses and multiplying the loss before income tax and social contribution by the nominal tax rate for the periods ended September 30, 2023 and 2022 is as follows:

	September 30, 2023	September 30, 2022
(Loss) before income tax and social contribution	(83,775)	(1,767,685)
Combined tax rate	34%	34%
Income at the statutory tax rate	28,484	601,013

Adjustments to calculate the effective tax rate:
Tax rate difference on results of offshore subsidiaries	(83,832)	(31,556)
Non-deductible expenses, net	(103,995)	(121,906)
Exchange rate change on foreign investments	(82,185)	14,649
Tax benefits	104,263	-
Benefit (not constituted) on tax losses and temporary differences	96,487	(486,898)
Total income tax	(40,778)	(24,698)

Income tax and social contribution
Current	(36,013)	(6,769)
Deferred	(4,765)	(17,929)
Total taxes loss	(40,778)	(24,698)

20

Notes to the unaudited interim condensed consolidated financial information statements September 30, 2023 (In thousands of Reais - R$, except when otherwise indicated)

14.	Property, plant and equipment

The breakdown of and changes in property, plant and equipment are as follows:

		December 31, 2022							September 30, 2023
	Weighted average rate (p.a.)	Historical cost	Accumulated depreciation	Net opening balance	Additions	Contractual amendment	Depreciation	Write-offs and transfers	Net ending balance	Historical cost	Accumulated depreciation
Flight equipment
Aircraft - RoU(1) with purchase option	10.68%	1,406,085	(69,869)	1,336,216	14,939	-	(89,823)	(39,573)	1,221,759	1,380,225	(158,466)
Aircraft - RoU(1) without purchase option	16.80%	8,148,917	(2,827,551)	5,321,366	132,379	(45,274)	(559,509)	(3,692)	4,845,270	7,996,962	(3,151,692)
Spare parts and engines - Own (3) (4)	7.29%	2,188,299	(1,061,674)	1,126,625	210,881	-	(109,435)	(55,369)	1,172,702	2,204,816	(1,032,114)
Spare parts and engines – RoU(1)	44.39%	146,188	(91,077)	55,111	88,738	-	(27,955)	-	115,894	231,765	(115,871)
Aircraft and engine improvements	44.48%	3,447,804	(2,453,250)	994,554	329,915	-	(343,669)	(25,396)	955,404	3,385,667	(2,430,263)
Tools	10.00%	63,183	(36,326)	26,857	4,267	-	(3,354)	(119)	27,651	67,033	(39,382)
		15,400,476	(6,539,747)	8,860,729	781,119	(45,274)	(1,133,745)	(124,149)	8,338,680	15,266,468	(6,927,788)

Non-aeronautical property, plant and equipment
Vehicles	20.00%	11,996	(10,349)	1,647	1,450	-	(549)	-	2,548	12,997	(10,449)
Machinery and equipment	10.00%	62,926	(51,514)	11,412	1,530	-	(1,427)	(7)	11,508	63,908	(52,400)
Furniture and fixtures	10.00%	33,870	(23,549)	10,321	1,047	-	(1,553)	(31)	9,784	34,769	(24,985)
Computers, peripherals and equipment	19.77%	52,220	(42,317)	9,903	3,869	-	(3,723)	(30)	10,019	46,495	(36,476)
Computers, peripherals and equipment -RoU(1)	50.00%	33,518	(25,579)	7,939	-	-	(4,109)	-	3,830	33,518	(29,688)
Third-party property improvements	22.20%	185,621	(176,432)	9,189	-	-	(3,965)	(64)	5,160	185,526	(180,366)
Third-party properties – RoU(1)	18.25%	254,130	(43,603)	210,527	2,201	13,738	(15,820)	-	210,646	270,069	(59,423)
Construction in progress	-	14,456	-	14,456	599	-	-	-	15,055	15,055	-
		648,737	(373,343)	275,394	10,696	13,738	(31,146)	(132)	268,550	662,337	(393,787)

Impairment losses (2)	-	(20,488)	-	(20,488)	5,506	-	-	-	(14,982)	(14,982)	-
Total property, plant and equipment in use		16,028,725	(6,913,090)	9,115,635	797,321	(31,536)	(1,164,891)	(124,281)	8,592,248	15,913,823	(7,321,575)

Advances to suppliers	-	473,061	-	473,061	(27,519)	-	-	(1,513)	444,029	444,029	-
Total		16,501,786	(6,913,090)	9,588,696	769,802	(31,536)	(1,164,891)	(125,794)	9,036,277	16,357,852	(7,321,575)

(1)	Right of Use (“RoU”).
(2)	Refers to provisions for impairment losses for rotable items (spare parts), classified under “Parts and spare engines", recorded by the Company in order to present its assets according to the actual capacity for the generation of expected future benefits.
(3)	On September 30, 2023 and December 31,2022, the balance of spare parts is granted as a guarantee to the Senior Secured Notes 2026 and Senior Secured Notes 2028, as per Note 16.
(4)	On September 30, 2023, 3 engines (19 engines on December 31, 2022) are granted as a guarantee to the Spare Engine Facility and the Loan Facility, according to Note 16.

21

Notes to the unaudited interim condensed consolidated financial information statements September 30, 2023 (In thousands of Reais - R$, except when otherwise indicated)

15.	Intangible assets

The breakdown of and changes in intangible assets are as follows:

	Weighted average rate (p.a.)	December 31, 2022						September 30, 2023
		Historical cost	Accumulated amortization	Net opening balance	Additions	Amortization	Write-offs and transfers	Net ending balance	Historical cost	Accumulated amortization
Goodwill	-	542,302	-	542,302	-	-	-	542,302	542,302	-
Slots	-	1,038,900	-	1,038,900	-	-	-	1,038,900	1,038,900	-
Softwares	28.42%	554,939	(273,152)	281,787	104,791	(66,921)	-	319,657	584,144	(264,487)
Others	20.00%	10,000	(10,000)	-	-	-	-	-	10,000	(10,000)
Total		2,146,141	(283,152)	1,862,989	104,791	(66,921)	-	1,900,859	2,175,346	(274,487)

The balances of goodwill and airport operating rights (slots) were tested for impairment on December 31, 2022 through the discounted cash flow for each cash-generating unit, giving rise to the value in use. The Company operates a single cash generating unit, considering that the revenue depends on different assets that cannot be evaluated in isolation for measuring the value in use. On September 30, 2023, no indications of impairment on the cash-generating unit were identified.

To establish the book value of each CGU, the Company considers not only the recorded intangible assets but also all tangible assets necessary for conducting business, as it is only through the use of this set that the Company will generate economic benefits.

22

Notes to the unaudited interim condensed consolidated financial information statements September 30, 2023 (In thousands of Reais - R$, except when otherwise indicated)

16.	Loans and financing

The breakdown of and changes in short and long-term loans and financing are as follows:

			December 31, 2022										September 30, 2023
	Maturity	Interest rate p.a.	Current	Non-current	Total	Funding	Unrealized gain (loss) from ESN	Payments	Interest incurred	Interest paid	Exchange rate change	Amortization of costs and premiums	Total	Current	Non-current
Domestic currency contracts
Debentures (a)	06/2026	17.72%	640,046	431,973	1,072,019	-	-	(204,976)	129,350	(129,979)	-	21,120	887,534	266,627	620,907
Working capital – Lines of credit (b)	10/2025	18.25%	76,710	39,071	115,781	-	-	(59,557)	11,639	(11,966)	-	-	55,897	53,192	2,705

Foreign currency contracts
Import financing (c)	05/2024	14.70%	77,193	-	77,193	-	-	(27,380)	7,152	(8,014)	(3,823)	-	45,128	45,128	-
ESN 2024 (1) (d)	07/2024	3.75%	38,114	1,819,315	1,857,429	-	(14,746)	(1,639,173)	60,695	(56,007)	(20,078)	14	188,134	188,134	-
Spare Engine Facility (e)	09/2024	6.00%	30,265	93,963	124,228	-	-	(115,171)	3,338	(4,686)	(8,057)	348	-	-	-
Senior Notes 2025 (f)	01/2025	7.00%	98,919	3,372,353	3,471,272	-	-	(1,592,644)	109,257	(182,740)	(81,155)	4,382	1,728,372	20,005	1,708,367
Senior Secured Notes 2026 (g)	06/2026	8.00%	-	3,272,229	3,272,229	-	-	(2,007,389)	103,838	(77,035)	(58,288)	13,370	1,246,725	25,155	1,221,570
Senior Secured Amortizing Notes (h)	06/2026	4.76%	121,111	882,168	1,003,279	217,787	-	(108,585)	34,605	(25,054)	(42,222)	5,637	1,085,447	433,702	651,745
Loan Facility (i)	03/2028	6.53%	27,682	144,182	171,864	-	-	(46,338)	7,170	(8,281)	(9,561)	334	115,188	13,702	101,486
Senior Secured Notes 2028 (j)	03/2028	18.00%	-	-	-	6,939,677	-	(6,407,575)	708,887	(59,194)	(203,944)	-	977.851	92,093	885,758
ESSN 2028 (1) (k)	03/2028	18.00%	-	-	-	6,789,995	(3,409,360)	-	-	-	-	-	3,380,635	-	3,380,635
Perpetual bonds (l)	-	8.75%	16,589	803,008	819,597	-	-	(79,615)	46,832	(49,558)	(28,792)	-	708,464	14,341	694,123
Total			1,126,629	10,858,262	11,984,891	13,947,459	(3,424,106)	(12,288,403)	1,222,763	(612,514)	(455,920)	45,205	10,419,375	1,152,079	9,267,296

(1)      Exchangeable Senior Notes, see note 31.2.

(a)	The debentures refer to: (i) 7th issue in 3 series: 84,500 remaining bonds by the subsidiary GLA, originally in October 2018 for the purpose of early full settlement of the 6th issuance; and (ii) the 8th issuance: 610,217 bonds by the subsidiary GLA in October 2021 for the refinancing of short-term debt. The debentures have personal guarantees from the Company and real collateral provided by GLA in the form of fiduciary assignment of certain credit card receivables, with the preservation of the rights to advance receivables from these guarantees. Both issuances were last renegotiated in September 2023, with changes in terms, interest rates, reduced collateral, and the removal of other related obligations. On September 26, 2023, the Company renegotiated the 7th and 8th issuances, as mentioned in explanatory note 16.1.1.
(b)	Issuance of transactions with the purpose maintaining and managing the Company's working capital.
(c)	Credit lines with private banks used to finance the import of spare parts and aeronautical equipment.
(d)	Issuance of Exchangeable Senior Notes (“ESN”), by the subsidiary Gol Finance, in March, April and July 2019, with maturity in 2024, with holders entitled to exchange them for the Company’s American Depositary Shares ("ADSs").
(e)	Loan backed by the Company's own engines, with maturity in 2024.
(f)	Issuance of Senior Notes 2025 by the subsidiary Gol Finance in December 2017 and February 2018 to buyback Senior Notes and for overall purposes of the Company.
(g)	Issuance of Secured Senior Notes 2026 by the subsidiary Gol Finance in December 2020, May and September 2021, with maturity in 2026.
(h)	Issuance of Senior Secured Amortizing Notes by the subsidiary Gol Finance in December 2022, January, April, June and July 2023, with maturity in 2025 (Serie B) and 2026 (Serie A) in exchange for full compliance with certain aircraft lease payment obligations, which are under agreement of deferment.
(i)	Loans with a guarantee of 3 engines on September 30, 2023, made between 2017 and 2020.
(j)	Issuance of Senior Secured Notes 2028 by the subsidiary Gol Finance with Abra Group Limited, between March and September 2023, with maturity in 2028. See Note 16.1.4.
(k)	Issuance of Exchangeable Senior Secured Notes ("ESSN") by the subsidiary Gol Finance in September 2023, with maturity in 2028.
(l)	Issuance of Perpetual Bonds by the subsidiary Gol Finance in April 2006 to finance the aircraft’s acquisition.

23

Notes to the unaudited interim condensed consolidated financial information statements September 30, 2023 (In thousands of Reais - R$, except when otherwise indicated)

On September 30, 2023 total loans and financing includes funding costs and premiums totaling R$62,059 (R$178,706 on December 31, 2022) that will be amortized over the life of their loans and financing. The total also includes the fair value of the derivative financial instrument, referring to the convertibility of the ESN 2024, totaling R$164 on September 30, 2023 (R$17,753 on December 31, 2022). Due to its characteristics, the derivative financial instrument related to the convertibility of ESN 2028 is presented separately in the group of obligations with derivative transactions.

16.1.	New funding and renegotiations during the period ended on September 30, 2023

The renegotiations detailed below were evaluated under IFRS 9 - “Financial Instruments” and did not meet the definitions to derecognize the liabilities (with the original financial liability extinguished and a new financial liability recognized).

16.1.1.	Debentures

On September 26, 2023, General Bondholders' Meetings were held to deliberate on the change of maturity for the First Series, Second Series, Third Series of the 7th issuance, and the Single Series of the 8th issuance, from October 2024 to June 2026, with a new remuneration of CDI + 5.0% p.a., which can be redeemed early by the Company.

The outstanding balance of R$ 886,000 will be amortized in 30 monthly installments from January 2024 to June 2026. Settlement is subject to the Company establishing a receivables prepayment structure by January 25, 2024, and the funds obtained will be used obligatorily and primarily for the full payment of the corresponding principal amount of the issuances.

These renegotiations were assessed in accordance with IFRS 9 - "Financial Instruments,", and fit the definitions of contractual modification.

16.1.2.	Import Financing

During the period ended September 30, 2023, the Company, through its subsidiary GLA, raised funds and renegotiated the due dates of this type of agreement, impacting the interest rate, disclosed in table above. The remaining conditions of this operation remained unchanged. Such operations are part of a credit line maintained by GLA for engine maintenance, import financing in order to purchase spare parts and aircraft equipment. These renegotiations were assessed in accordance with IFRS 9, and did not meet the definitions for derecognition of liabilities.

16.1.3.	Senior Secured Amortizing Notes

On September 30, 2023, the Company issued additional Senior Secured Amortizing Notes to those issued on December 30, 2022, as shown in the table below:

Operation	Amount		Costs, premiums e goodwill		Exchange rate	Maturity
Date	(US$ thousand)	(R$ thousand)	(US$ thousand)	(R$ thousand)	Change p.a.	Date
01/27/2023	6,993	35,499	365	1,826	5.0%	06/30/2026
04/20/2023	19,976	100,873	578	2,700	3.0%	06/30/2025
06/07/2023	9,000	44,207	214	1,160	3.0%	06/30/2025
07/19/2023	8,970	43,055	34	161	5.0%	06/30/2026
Total	44,939	223,634	1,191	5,847

24

Notes to the unaudited interim condensed consolidated financial information statements September 30, 2023 (In thousands of Reais - R$, except when otherwise indicated)

16.1.4.	Senior Secured Notes 2028 and Exchangeable Senior Secured Notes 2028

In accordance with the controlling shareholder transaction disclosed in explanatory note 1.4, in February 2023, the Company and Abra signed the Support Agreement with Abra's commitment to invest in the Company from the issuance of Senior Secured Notes maturing in 2028. For this purpose, Abra agreed to issue Senior Secured Notes ("SSNs") maturing in 2028, convertible into Exchangeable Senior Secured Notes ("ESSNs") maturing in 2028, and the Ad-Hoc Group agreed to exchange certain existing Senior Notes of the Company (ESN 2024, Senior Notes 2025, Senior Secured Notes 2026, and perpetual bonds) for the SSNs.

In March 2023, Abra issued the SSNs and entered into the Senior Secured Note Purchase Agreement with GOL as the guarantor and paying agent, GOL Finance as the issuer, and with the guarantee of Smiles Fidelidade S.A. On the same date, GOL issued Senior Secured Notes 2028 ("SSNs 2028") to Abra, which provide for an interest rate of 18.0% p.a., payable semi-annually, with 4.5% in cash coupons and 13.5% p.a. in PIK (payment in kind). SSNs 2028 are backed by intellectual property, system infrastructure, data, and Smiles loyalty program manuals, in addition to shared collateral with the Senior Secured Notes 2026.

Part of the issuance was used for the repurchase of 90.1% of ESN 2024, 47.3% of Senior Notes 2025, 61.4% of Senior Secured Notes 2026, and 9.9% of Perpetual Bonds, valued at a total amount of R$5,192,880. Considering the change in the creditor, these repayments were considered as a partial extinguishment, under the perspective of CPC 48 - "Financial Instruments," equivalent to IFRS 9. In this context, the costs related to the issuance, as well as the difference between the carrying amount attributed to the portion derecognized due to the partial extinguishment of the repurchased securities and the nominal value of the new liability assumed, were recognized directly in the income statement, see explanatory note 31. In addition to the above-mentioned amounts, part of the issuance did not pass through the Company's cash flow, as it was directly transferred by Abra to pay the Company's obligations to suppliers.

Up to September 29, 2023, the Company issued R$6,494,496 to Abra, equivalent to US$1,258,031 thousand, in the form of Senior Secured Notes 2028, whose fair value at initial recognition amounted to R$6,934,269 (US$1,343,181 thousand). Since the transaction was conducted with Abra, the difference between the face value of the debt and the fair value was recognized directly in equity.

On the same date, the Company converted R$5,911,181 (US$1,180,442 thousand) of SSNs 2028 into Exchangeable Senior Secured Notes 2028 ("ESSNs 2028"), which may be converted into GOL preference shares by Abra and are subject to certain conditions precedent, which may or may not be met. The converted SSNs 2028 to ESSNs 2028 had a carrying amount of R$6,407,575 (US$1,279,570 thousand). These changes were assessed in accordance with CPC 48 - "Financial Instruments," equivalent to IFRS 9, and met the criteria for derecognition of the liability of the SSNs 2028, with the extinguishment of the original financial liability and recognition of a new financial liability for the ESSNs 2028.

The ESSNs 2028 issued on September 29, 2023, have the same maturity date and interest payment terms as the previously existing SSNs. In the context of this transaction, the Company issued a total of 1,008,166,796 subscription bonuses for preferred shares of the Company's issuance, with 991,951,681 subscribed for the purpose of future conversion of the ESSNs 2028, see explanatory note 24.3.

The Company initially measured the fair value of the financial liability using the revenue approach, resulting in an amount of R$6,789,995 (US$1,355,938 thousand). Since the transaction was conducted with Abra, the difference between the transaction price of the extinguished portion of the SSNs 2028 and the fair value was recognized directly in equity. The portion corresponding to the conversion option of the securities into shares at market value amounts to R$3,409,360 (US$680,837 thousand) and is presented as Derivative Operations Liabilities, see explanatory note 31.

25

Notes to the unaudited interim condensed consolidated financial information statements September 30, 2023 (In thousands of Reais - R$, except when otherwise indicated)

16.2.	Loans and financing – Non-current

On September 30, 2023, the maturities of loans and financing recorded in non-current liabilities were as follows:

	2024	2025	2026	2027	2027 onwards	Without maturity date	Total
In domestic currency
Debentures	88,600	354,400	177,907	-	-	-	620,907
Working capital – Lines of credit	624	2,081	-	-	-	-	2,705
In foreign currency
Senior Notes 2025	-	1,708,367	-	-	-	-	1,708,367
Senior Secured Notes 2026	-	-	1,221,570	-	-	-	1,221,570
Senior Secured Amortizing Notes	124,519	387,076	140,150	-	-	-	651,745
Loan Facility	3,311	13,245	56,368	4,539	24,023	-	101,486
Senior Secured Notes 2028	-	-	-	-	885,758	-	885,758
ESSN 2028	-	-	-	-	3,380,635	-	3,380,635
Perpetual bonds	-	-	-	-	-	694,123	694,123
Total	217,054	2,465,169	1,595,995	4,539	4,290,416	694,123	9,267,296

16.3.	Fair value

The fair value of loans and financing as of September 30, 2023, is as follows:

	Book value (*)	Fair value
Debentures	887,534	887,534
ESN 2024	188,134	177,293
Senior Notes 2025	1,728,372	976,580
Senior Secured Notes 2026	1,246,725	698,157
Senior Secured Amortizing Notes	1,085,447	1,104,202
Senior Secured Notes 2028	977,851	930,287
ESSN 2028	3,380,635	5,914,137
Perpetual bonds	708,464	347,665
Other loans and financing	216,213	216,213
Total	10,419,375	11,252,068

(*) Total net of funding costs.

16.4.	Covenants

The Company has covenants in the Debentures, Senior Secured Notes 2026 and Senior Secured Amortizing Notes.

The mandatory measurement of the indicators provided for in the deeds of the 7th and 8th issuance will be as of September 2023. The next measurement will be in December 2023.

Within the scope of the Senior Secured Notes 2026, the Company complies with guarantee conditions linked to inventory parts and intellectual property. On September 30, 2023, the Company had GLA’s parts and equipment guaranteed linked to this agreement meeting the contractual conditions. The next measurement will be in December 2023.

In the operation of Senior Secured Amortizing Notes, the Company complies with guarantee conditions related to receivables on a quarterly basis. On September 30, 2023, the Company had GLA’s receivables as collateral for this contract that met the contractual conditions. The next measurement will be in December 2023.

26

Notes to the unaudited interim condensed consolidated financial information statements September 30, 2023 (In thousands of Reais - R$, except when otherwise indicated)

17.	Leases

On September 30, 2023, the balance of leases payable includes: (i) R$9,102 relating to variable payments, not included in the measurement of liabilities, and short-term leases (R$15,670 on December 31, 2022), which fall under the exemption provided for in IFRS 16; and (ii) R$9,798,900 referring to the present value on this date of future lease payments (R$11,191,289 on December 31, 2022).

The breakdown and changes in the present value of future lease payments are shown below:

	Weighted average rate (p.a.)	December 31, 2022											September 30, 2023
		Current	Non-current	Total	Additions	Write-offs	Contractual amendment	Payments	Clearing with Deposits and other assets	Interest incurred	Interest paid	Exchange rate change	Total	Current	Non-current
Agreements in local currency
With purchase option	17.61%	5,036	3,313	8,349	-	-	-	(3,986)	-	856	(867)	-	4,352	4,342	10
Without purchase option	10.53%	37,219	221,342	258,561	2,201	-	13,738	(27,553)	-	20,674	-	-	267,621	31,874	235,747
Agreements in foreign currency
With purchase option	7.19%	133,884	1,257,198	1,391,082	15,643	(46,860)	-	(93,678)	(4,850)	56,991	(70,805)	(54,639)	1,192,884	109,708	1,083,176
Without purchase option	12.73%	1,756,449	7,776,848	9,533,297	240,522	(37,215)	(113,359)	(1,583,424)	(187,585)	829,575	-	(347,768)	8,334,043	1,647,721	6,686,322
Total	1,932,588		9,258,701	11,191,289	258,366	(84,075)	(99,621)	(1,708,641)	(192,435)	908,096	(71,672)	(402,407)	9,798,900	1,793,645	8,005,255

27

Notes to the unaudited interim condensed consolidated financial information statements September 30, 2023 (In thousands of Reais - R$, except when otherwise indicated)

In the period ended September 30, 2023, the Company directly recognized in the cost from services, totaling R$81,672 (R$15,082 on September 30, 2022) related to short-term leases and variable payments.

In the context of dedicated cargo aircraft operations, the Company earned in the period ended September 30, 2023 subleasing revenue in the amount of R$29,866.

The future payments of leases liabilities agreements are detailed as follows:

	September 30, 2023	December 31, 2022
2023	1,058,220	3,059,448
2024	2,368,441	2,325,227
2025	2,056,872	2,055,173
2026	1,762,073	1,798,293
2027	1,593,909	1,624,277
2027 onwards	6,096,606	5,974,709
Total minimum lease payments	14,936,121	16,837,127
Less total interest	(5,128,119)	(5,630,167)
Present value of minimum lease payments	9,808,002	11,206,960
Less current portion	(1,802,747)	(1,948,259)
Non-current portion	8,005,255	9,258,701

17.1.	Sale-leaseback transactions

During the period ended September 30, 2023, the Company carried out 10 sale-leaseback operations (9 engines and 1 aircraft), from which it recorded a net gain of R$115,563 (R$133,053 referring to 8 sale-leaseback operations (7 aircrafts and 1 engine) during the period ended on September 30, 2022), recorded in the statement of operations in the group of “Other income (expenses), net”.

18.	Suppliers

	September 30, 2023	December 31, 2022
Local currency	1,543,866	1,858,820
Foreign currency	687,247	461,134
Total	2,231,113	2,319,954

Current	2,118,909	2,274,503
Non-current	112,204	45,451

19.	Suppliers - Forfaiting

The Company has an arrangement in place that allow suppliers to receive their payments in advance with the financial institution. The forfaiting operations do not imply any change in the securities issued by their suppliers, with the original trading conditions being maintained, including maturities and amounts. On September 30, 2023, the amount recorded under current liabilities arising from forfeiting operations was R$40,253 (R$29,941 on December 31, 2022).

28

Notes to the unaudited interim condensed consolidated financial information statements September 30, 2023 (In thousands of Reais - R$, except when otherwise indicated)

20.	Taxes payable

	September 30, 2023	December 31, 2022
PIS and COFINS	237	91,316
Installment payments(a)	479,761	341,756
Withholding income tax on salaries	47,870	54,364
IRPJ and CSLL payable	6,247	22,125
Other	11,647	14,362
Total	545,762	523,923

Current	185,813	258,811
Non-current	359,949	265,112
(a)	In the period ended on September 30, 2023, the Company entered into new simplified federal tax installment plan of PIS, COFINS, IR and CS, both with a maturity period of 5 years.

21.	Advance ticket sales

On September 30, 2023, the balance of advance ticket sales classified in current liabilities was R$3,637,213 (R$3,502,556 on December 31, 2022) and is represented by 10,300,592 tickets sold and not yet used (8,828,006 on December 31, 2022) with an average use of 62 days (56 days on December 31, 2022).

Balances of advance ticket sales are shown net of breakage corresponding to R$261,038 on September 30, 2023 (R$ 232,752 on December 31, 2022).

On September 30, 2023, the Company has reimbursements to pay related to non-performed transports in the amount of R$14,315 (R$48,566 on December 31, 2022), recorded as Other liabilities in current liabilities.

22.	Mileage program

	September 30, 2023	December 31, 2022
Mileage program	2,597,257	2,533,410
Breakage	(833,196)	(664,106)
Total	1,764,061	1,869,304

Current	1,591,674	1,576,849
Non-current	172,387	292,455

Breakage consists of the estimate of miles with a high potential to expire without being used. IFRS 15 – “Revenue from Contract with Customers” provides for the recognition of revenue by the estimate (breakage) over the contractual period, therefore, before the miles are redeemed, given that this is not expected before expiration.

29

Notes to the unaudited interim condensed consolidated financial information statements September 30, 2023 (In thousands of Reais - R$, except when otherwise indicated)

23.	Provisions

	Post-employment benefits	Aircraft and engine return	Legal proceedings (a)	Total
Balances on December 31, 2022	113,397	2,601,195	815,211	3,529,803
Recognition (Reversal) of provision	6,979	314,563	357,931	679,473
Provisions used	-	(566,493)	(248,192)	(814,685)
Present value adjustment	10,035	131,522	-	141,557
Exchange rate variation	-	(109,937)	3,586	(106,351)
Balances on September 30, 2023	130,411	2,370,850	928,536	3,429,797

On September 30, 2023
Current	-	538,291	-	538,291
Non-current	130,411	1,832,559	928,536	2,891,506
Total	130,411	2,370,850	928,536	3,429,797

On December 31, 2022
Current	-	634,820	-	634,820
Non-current	113,397	1,966,375	815,211	2,894,983
Total	113,397	2,601,195	815,211	3,529,803
(a)	The provisions used consider write-offs due to the revaluation of estimates and settled processes.

23.1.	Provisions for post-employment benefits

The Company offers to its employees health care plans that, due to complying with current laws, generate obligations with post-employment benefits. The actuarial assumptions applied when measuring the post-employment benefit remain the same as those disclosed in the annual financial statements.

23.2.	Provision for aircraft and engine return

Such provision considers the costs that meet the contractual conditions for the return of engines maintained under operating leases, as well as the costs to reconfigure aircraft when returned as described in the return conditions of the lease agreements. The initial recognition is capitalized against property, plant and equipment, under the item "Aircraft and engine improvements".

The Company also has a provision for the return of aircraft and engines recorded against the Maintenance, materials and repairs, considering the current conditions of the aircraft and engines and the forecast of use until the actual return. These provisions are measured at present value and will be disbursed until the aircraft and engines redelivery.

23.3.	Provision for legal proceedings

On September 30, 2023, the Company and its subsidiaries are involved in certain legal matters arising from the regular course of their business, which include civil, administrative, tax, social security, and labor lawsuits.

The Company's Management believes that the provision for tax, civil and labor risks, recorded in accordance with IAS 37, is sufficient to cover possible losses on administrative and judicial proceedings, as shown below:

30

Notes to the unaudited interim condensed consolidated financial information statements September 30, 2023 (In thousands of Reais - R$, except when otherwise indicated)

	Probable loss		Possible loss
	September 30, 2023	December 31, 2022	September 30, 2023	December 31, 2022
Civil	188,960	165,475	70,551	74,212
Labor	402,863	425,711	133,260	137,245
Tax	336,713	224,025	1,400,981	1,247,288
Total	928,536	815,211	1,604,792	1,458,745

The National Union of Airline Companies (SNEA) is discussing the maintenance, by its members, of the tax regime for the Social Security Contribution on Gross Revenue (CPRB) throughout the calendar year 2018, disregarding the effects of Law No. 13670/18, which came into effect in September 2018. Considering the position of the Superior Courts on the matter, especially the STJ (1st panel) through theme 1184, on September 30, 2023, the Company reassessed the loss prognosis, resulting in the reclassification of the related debts as probable risk.

During the period ending on September 30, 2023, the Brazilian Federal Revenue Service initiated administrative proceedings against the Company regarding the non-approval of offsets of social security contribution credits in the amount of R$65,010. These proceedings have been evaluated by the Company's management and legal advisors as having a possible risk, as there are defense arguments in the context of administrative appeals.

Details regarding other relevant legal proceedings were disclosed in the financial statements for the year ended December 31, 2022.

There were no other relevant movements concerning new proceedings or reclassification of risk loss in the period ending on September 30, 2023.

23.3.1.	Active lawsuits

In 2007, the Company filed an arbitration at the International Court of Arbitration (“ICC”) against the sellers of VRG and its controlling shareholders due to the purchase price adjustment. In January 2011, ICC ruled in GOL’s favor. The procedure to enforce the arbitration decision started at the Cayman Court, jurisdiction of one of the defendants, which ruled in May 2022 in GOL’s favor, confirming that the court decision can be fully enforced. In May 2022, an agreement was signed between the parties, settled in September 2023, through which GOL received US$42,000 thousand, equivalent to R$204,330 on the date of receipt, for the final resolution of the arbitration.

24.	Shareholders’ equity

24.1.	Capital stock

On February 15, 2023, the Company's Board of Directors approved the voluntary conversion of 210 common shares into 6 preferred shares, all registered and without par value and without changing the value of the Company's capital stock.

On July 26, 2023, the Company's Board of Directors approved an increase in the social capital amounting to R$264 through the issuance of 85,827 preferred shares, all nominative and with no nominal value, resulting from the exercise of stock options granted to eligible employees under the Stock Option Plan.

31

Notes to the unaudited interim condensed consolidated financial information statements September 30, 2023 (In thousands of Reais - R$, except when otherwise indicated)

On September 30, 2023, the Company's share capital was R$4,040,661 (R$4,040,397 on December 31, 2022) represented by 3,200,601,904 shares, with 2,863,682,500 common shares and 336,919,404 preferred shares (3,200,516,281 shares, comprise by 2,863,682,710 common shares and 336,833,571 preferred shares on December 31, 2022). The share capital above is reduced by the costs to issue shares totaling R$157,495 on September 30, 2023 and December 31, 2022.

The Company’s shares are held as follows:

	September 30, 2023			December 31, 2022
	Common shares	Preferred shares	Total	Common shares	Preferred shares	Total
Abra MOBI LLP (1) (2) (3)	50.00%	18.80%	24.89%	-	-	-
Abra Kingsland LLP (3)	50.00%	18.80%	24.89%	-	-	-
MOBI FIA (1) (2) (3)	-	-	-	100.00%	38.93%	50.87%
American Airlines Inc.	-	6.60%	5.31%	-	6.60%	5.31%
Path Brazil (2)	-	-	-	-	3.22%	2.59%
Abra Group Limited	-	3.76%	3.02%	-	-	-
Others	-	1.59%	1.30%	-	1.41%	1.14%
Market	-	50.45%	40.59%	-	49.84%	40.09%
Total	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%
(1)	In the context of the 2024 Exchangeable Senior Notes issued in 2019, MOBI lent up to 14,000,000 ADSs to Bank of America Corporation, which operates the ADS lending mechanism, in order to facilitate privately traded derivative transactions or other hedge activities related to the Exchangeable Senior Notes. As of September 30, 2023, there are 4,477,760 preferred shares, equivalent to 1.1% of the total, given as collateral for this operation, which will be returned to MOBI upon the maturity of the Exchangeable Senior Notes or the termination of the lending agreement. As part of the closing of the transactions involved in the creation of Abra Group Limited, the ADSs were transferred to Abra MOBI LLP and Abra Kingsland LLP and partially canceled. On August 11, 2023, 11,761,120 ADSs were canceled, and the underlying GOL preferred shares were delivered to Abra's affiliates. Currently, there are 2,238,880 ADSs in circulation subject to the ADS lending agreement with Bank of America Corporation, which will be returned upon the maturity of the Exchangeable Senior Notes or the termination of the ADS lending agreement.
(2)	It refers to legal entities controlled by the controlling shareholders (Constantino family).
(3)	In the context of the agreement between the controlling shareholder and the main shareholders of Avianca, in the period ended September 30, 2023 MOBI FIA transferred 100% of the common shares of the Company to Abra. In the same period, Abra transferred 50% of the Company’s common shares to Abra Kingsland LLP and 50% of the Company’s common shares to Abra MOBI LLP. Abra holds 99.99% of the economic rights in Abra MOBI LLP and in Abra Kingsland LLP.

The authorized share capital on September 30, 2023 is R$17 billion. Within the authorized limit, the Company can, once approved by the Board of Directors, increase its capital regardless of any amendment to its by-laws, by issuing shares, without necessarily maintaining the proportion between the different types of shares. Under the law terms, in case of capital increase within the authorized limit, the Board of Directors will define the issuance conditions, including pricing and payment terms.

24.2.	Treasury shares

On September 30, 2023, the Company had 514,150 treasury preferred shares, totaling R$17,534 (1,140,940 shares totaling R$38,910 on December 31, 2022). On September 30, 2023, the closing market price for treasury shares was R$6.61 (R$7.34 on December 31, 2022).

24.3.	Subscription warrants

On August 14, 2023, the Company's Board of Directors approved the issuance of up to 1,891,497,584 of subscription warrants, at a price of R$5.84 per unit, with an exercise period until March 2, 2028. Each warrant will give its holder the right to subscribe 1 preferred share, at an exercise price of BRL 5.82, which may be adjusted from time to time under the terms described in the warrants.

32

Notes to the unaudited interim condensed consolidated financial information statements September 30, 2023 (In thousands of Reais - R$, except when otherwise indicated)

After the conclusion of the preferential rights period for the Company's shareholders, 883,161,640 subscription warrants were not subscribed and paid, while 1,008,335,944 subscription warrants were subscribed and paid, as follows:

•	991,951,681 were subscribed and paid by GOL Equity Finance, whose preferential rights were gratuitously transferred by the controlling shareholders in the context of the issuance of the Exchangeable Senior Secured Notes 2028;
•	16,215,115 were subscribed and paid by minority shareholders; and
•	169,148 were subject to conditional orders, canceled in October 2023.

25.	Results per share

The Company's results per share was determined as follows:

	September 30, 2023			September 30, 2022
	Common shares	Preferred shares	Total	Common shares	Preferred shares	Total
Numerator
Loss for the period	(24,341)	(100,212)	(124,553)	(360,232)	(1,432,151)	(1,792,383)

Denominator
Weighted average number of outstanding shares (in thousands)	2,863,683	336,340		2,863,683	324,143
Adjusted weighted average number of outstanding shares and diluted presumed conversions (in thousands)	2,863,683	336,340		2,863,683	324,143

In Brazilian Real (R$)
Basic and Diluted (loss) per share	(0.008)	(0.298)		(0.126)	(4.418)

Due to the losses reported for the periods ending on September 30, 2023, and September 30, 2022, potentially convertible instruments were not included in the total number of shares in circulation for the calculation of diluted loss per share.

26.	Share-based payments

The conditions of the stock option and restricted share plans granted to the Company’s Executive Officers were disclosed in detail in the annual financial statements related to the year ended December 31, 2022, and did not change during the period ended on September 30, 2023.

33

Notes to the unaudited interim condensed consolidated financial information statements September 30, 2023 (In thousands of Reais - R$, except when otherwise indicated)

26.1.	Stock option plan - GOL

The movement of the stock options outstanding for in the period ended on September 30, 2023, is as follows:

	Number of stock options	Weighted average exercise price
Outstanding options on December 31, 2022	8,072,765	13.00
Options exercised	(85,827)	3.07
Options canceled and adjustments in estimated prescribed rights	(1,574,642)	13.50
Outstanding options on September 30, 2023	6,412,296	13.48

Number of options exercisable on:
December 31, 2022	5,166,147	14.64
September 30, 2023	4,828,992	14.51

The expense recognized in the statement of operations for period corresponding to the stock option plans in the period ended September 30, 2023, was R$6,343 (R$5,135 in the period ended September 30, 2022).

26.2.	Restricted share plan - GOL

On September 30, 2023, the company transferred 492,198 treasury shares to settle the restricted stock plan. As of September 30, 2023, the Company has 1,625,952 restricted shares (2,135,887 as of December 31, 2022).

The expense recognized in the statement of operations for the period corresponding to the restricted share plans in the period ended September 30, 2023, was R$4,421 (R$8,047 in the period ended September 30, 2022).

27.	Transactions with related parties

27.1.	Transportation services

In the course of its operations, the Company, by itself and through its subsidiaries, entered into agreements with the companies listed below, which are owned by the Company's main shareholders:

•	Expresso Caxiense S.A.: Provision of passenger transportation services in case of an interrupted flight, effective until November 2025; and

•	Viação Piracicabana Ltda.: Provision of passenger, baggage, crew, and employee transportation services between airports, effective until September 2026.

During the period ended September 30, 2023, GLA recognized total expenses related to these services of R$2,564 (R$2,834 in the period ended September 30, 2022). On the same date, the balance payable to related companies, under “Suppliers”, was of R$39 (R$737 on December 31, 2022).

34

Notes to the unaudited interim condensed consolidated financial information statements September 30, 2023 (In thousands of Reais - R$, except when otherwise indicated)

27.2.	Contracts of UATP (“Universal Air Transportation Plan”) to grant credit limit

The subsidiary GLA entered into UATP account opening agreements with the related parties indicated below: Aller Participações S.A.; BR Mobilidade Baixada Santista S.A. SPE; Breda Transportes e Serviços S.A.; Comporte Participações S.A.; Empresa Cruz de Transportes Ltda.; Empresa de Ônibus Pássaro Marrom S.A.; Empresa Princesa do Norte S.A.; Expresso Itamarati S.A.; Expresso Maringá do Vale S.A.; Expresso União Ltda.; Glarus Serviços Tecnologia e Participações S.A.; Limmat Participações S.A.; Quality Bus Comércio de Veículos S.A.; Super Quadra Empreendimentos Imobiliários S.A.; Thurgau Participações S.A.; Transporte Coletivo Cidade Canção Ltda.; Turb Transporte Urbano S.A.; Vaud Participações S.A.; and Viação Piracicabana Ltda.; all with no expiration date, whose purpose is to issue credits to purchase airline tickets issued by the Company. The UATP account (virtual card) is accepted as a payment means on the purchase of airfare and related services, seeking to simplify billing and make feasible payment between the participating companies.

These contracts were entered into under market conditions, in line with those prevailing in transactions that the Company would enter into with third parties. The companies indicated above are owned by the Company's main shareholders.

27.3.	Multimodal transport commercial partnership agreement

Company´s subsidiary GLA entered into a commercial partnership agreement with the companies União Transporte, Itamarati Express and Cruz Encomedas (together denominated, “Grupo Comporte”), Tex Transportes and Expresso Luxo, effective until January 2024, the purpose of which is to provide multimodal transport, including road freight transport by the Partners and air transport services provided by GLA. In order to achieve the Agreement, GLA signed a Contract for the provision of multimodal transport services with each of these companies. The parties will be remunerated for the value of the service related to the section operated by each party, through the issuance of the respective CTe, in accordance with the values established in the price tables practiced by each Party.

These contracts were entered into under market conditions, in line with those prevailing in transactions that the Company would enter into with third parties. The companies indicated above are owned by the Company's main shareholders.

27.4.	Commercial partnership agreement – Pagol

During the year ended December 31, 2022, the Company entered into two agreements with the related party Pagol Participações Societárias Ltda (“Pagol”).

The Company and Pagol entered into a commercial agreement to disclose the financial products offered by Pagol to the Company's customers, suppliers and employees. This Agreement is valid for 10 years and its implementation depends on precedent conditions established in the agreement, with the possibility of the Company receiving a commission income, to be negotiated between the parties, according to the products offered. Subsequently, on April 4, 2023, the Parties included Pagol Sociedade de Crédito Direto S.A. as part of the Agreement.

Under the commercial agreement, during the year ended December 31, 2022, the Company entered into an agreement for the Intermediation of Credit Assignment Operations, which allows the Company's suppliers to prepay their receivables with Pagol. On September 30, 2023, the subsidiary GLA did not conduct transactions related to these services (R$2,319 on September 30, 2022), and there were no outstanding balances on this date and as of December 31, 2022.

35

Notes to the unaudited interim condensed consolidated financial information statements September 30, 2023 (In thousands of Reais - R$, except when otherwise indicated)

In November, 2022, the Company entered into an agreement to associate Pagol with the Smiles Program, for the acquisition and granting of redemption rights embodied in Smiles miles to its customers, as an incentive to acquire the products/services offered by Pagol. The amount will be paid by Pagol, monthly, corresponding to the miles acquired in the period. This Agreement is valid for 12 (twelve) months from its signature, and the period may be extended by mutual agreement between the Parties. During the nine-month period ending on September 30, 2023, the Company conducted transactions under this agreement totaling R$118,604, with R$11,915 receivable as of this date.

Under the commercial agreement, in May 2023, the Company signed the Term of Agreement for the Granting of Private Payroll Credit with Pagol Sociedade de Crédito Direto S.A., in order to grant loan(s) and financing(s) to its employees.

These contracts were entered into under market conditions, in line with those prevailing in transactions that the Company would enter into with third parties. The company indicated above is owned by Company's main shareholders.

27.5.	Commercial partnership agreement – Comporte

In December 2022, the Company entered into an agreement with the related party Comporte Participações S.A. (“Comporte”), the purpose of which is the advance sale of Smiles miles for Comporte to offer to its customers directly or indirectly.

The contract established the advance sale of Smiles miles in the amount of R$70,000 (seventy million Reais), which were paid in December 2022. This Agreement is valid for 12 (twelve) months from its signature or when the batch of Smiles Miles acquired runs out, whichever occurs first, the term may be extended by mutual agreement between the Parties. The balance received was recognized as advances from customers in current liabilities. The balance received was recognized as advances from customers in current liabilities. During the period ending on September 30, 2023, Comporte assigned the advances to Pagol.

These contracts were entered into under market conditions, in line with those prevailing in transactions that the Company would enter into with third parties. The companies indicated above are owned by the Company's main shareholders.

27.6.	Support agreement - Abra

In accordance with the controlling shareholder transaction disclosed in explanatory notes 1.4 and 16.1.4, in March 2023, the Company and Abra signed the Support Agreement with Abra's commitment to invest in the Company through the issuance of Senior Secured Notes due in 2028. The amounts related to this transaction are recognized under “Loans and Financing”.

27.7.	Agreements with Avianca

In the context of the formation of Abra, Aerovias del Continente Americano S.A. ("Avianca") became a related party. The subsidiary GLA has the following contracts with Avianca group companies: (i) Codeshare Agreement, signed in October 2019, for the sharing of their airline codes to expand the offering of air traffic between the negotiating companies to their customers; (ii) Frequent Flyer and Loyalty Program Participation Agreement, signed in July 2020, for mutual participation in the Smiles and LifeMiles Loyalty Program; (iii) Special Prorate Agreement, signed in June 2023, for the sharing of revenue between the airlines; and (iv) Reciprocal Lounge Access Agreement, signed in September 2023, for the sharing of lounge access for their customers.

These contracts were entered into on market terms, in line with those prevailing in agreements that the Company would enter into with other airlines.

27.8.	Compensation of key management personnel

	September 30, 2023	September 30, 2022
Salaries, wages and benefits (*)	27,534	27,767
Payroll and charges	8,725	10,839
Share-based compensation	16,141	14,073
Total	52,400	52,679

(*) Includes compensation for members of the Management, Audit Committee and Fiscal Council.

36

Notes to the unaudited interim condensed consolidated financial information statements September 30, 2023 (In thousands of Reais - R$, except when otherwise indicated)

28.	Revenue

	September 30, 2023	September 30, 2022
Passenger transportation (a)	12,511,312	10,094,130
Cargo transportation	678,503	342,172
Mileage program	574,779	389,840
Other revenue	78,354	42,482
	13,842,948	10,868,624

Related tax (b)	(111,382)	(396,511)
Net revenue	13,731,566	10,472,113
(a)	Of the total amount, the total of R$276,441 for the period ended on September 30, 2023, is made up of the revenue from non-attendance of passengers, rescheduling, ticket cancellation (R$142,652 for the period ended September 30, 2022).
(b)	The PIS and COFINS rates on revenues arising from regular passenger air transportation earned in the period ended September 30, 2023 were reduced to 0 (zero) with the enactment of Provisional Measure 1147/2022, which was converted into Law 14592/2023.

Revenue by geographical location is as follows:

	September 30, 2023%		September 30, 2022%
Domestic	11,955,895	87.1%	9,353,417	89.3%
International	1,775,671	12.9%	1,118,696	10.7%
Net revenue	13,731,566	100%	10,472,113	100%

29.	Financial results

	September 30, 2023	September 30, 2022
Financial income
Interest on financial investments	117,256	64,226
Gains from repurchase of bonds (d)	183,082	-
Others (a) (b)	29,280	46,273
Financial income	329,618	110,499

Financial expenses
Interest and costs on loans and financing	(1,267,968)	(818,614)
Interest on leases	(908,096)	(913,765)
Interest on the provision for aircraft return	(131,522)	(147,762)
Commissions, bank charges and interest on other operations	(455,930)	(388,606)
Others	(282,562)	(183,271)
Financial expenses	(3,046,078)	(2,452,018)

Derivative financial instruments
Conversion right and derivatives - ESN (c)	8,868	39,901
Other derivative financial instruments	(12,415)	(34,806)
Derivative financial instruments	(3,547)	5,095

Monetary and foreign exchange rate variation, net	477,480	642,787

Total	(2,242,527)	(1,693,637)
(a)	For the period ended on September 30, 2023, the amount of R$8,466 refer to PIS and COFINS levied on financial revenues earned, as per Decree 8,426 of April 1, 2015 (R$14,441 for the period ended September 30, 2022).
(b)	The amount recorded in Other includes loan interest in the amount of R$201,015 in the period ended September 30, 2023 (R$131,481 for the period ended September 30, 2022).
(c)	See Note 31.2 (ESN and Capped call).
(d)	Gain arising from the transaction disclosed in Note 16.1.4.

37

Notes to the unaudited interim condensed consolidated financial information statements September 30, 2023 (In thousands of Reais - R$, except when otherwise indicated)

30.	Commitments

On September 30, 2023 and December 31, 2022, the Company had 106 firm orders for aircraft acquisitions with Boeing (91 on December 31, 2022). These aircraft acquisition commitments include estimates for contractual price increases during the construction phase. The approximate amount of firm orders in the current period considers an estimate of contractual discounts, and corresponds to around R$20,018,547 (R$20,574,804 on December 31, 2022) corresponding to US$3,997,633 thousand on September 30, 2023 (US$3,943,271 thousand on December 31, 2022) and are segregated as follows:

	September 30, 2023	December 31, 2022
2023	3,172,143	4,234,480
2024	2,676,186	5,847,873
2025	2,726,827	6,970,535
2026	3,456,168	3,521,916
2026 onwards	7,987,223	-
Total	20,018,547	20,574,804

Of the total commitments presented above, the Company should disburse the amount of R$6,670,927 (corresponding to US$1,332,161 thousand on September 30, 2023) as advances for aircraft acquisition, according to the financial flow below:

	September 30, 2023	December 31, 2022
2023	1,035,520	1,642,175
2024	980,452	1,990,773
2025	916,659	2,355,513
2026	1,133,467	1,182,264
2026 onwards	2,604,829	-
Total	6,670,927	7,170,725

30.1.	Fuel purchase commitment

The Company has a commitment to purchase aircraft fuel at a fixed price in the future for use in its operations. As of September 30, 2023, the purchase commitments total R$301,542 until 2023.

31.	Financial instruments and risk management

Operational activities expose the Company and its subsidiaries to market risk, credit risk and liquidity risk. These risks can be mitigated by using exchange swap derivatives, futures and options contracts based on oil, U.S. dollar and interest markets.

Financial instruments are managed by the Financial Policy Committee (“CPF”) in line with the Risk Management Policy approved by the Risk Policy Committee (“CPR”) and submitted to the Board of Directors. The CPR establishes the guidelines, limits and monitors the controls, including the mathematical models adopted for the continuous monitoring of exposures and possible financial impacts, in addition to curbing the exploration of speculative operations with financial instruments.

The details regarding how the Company manages risks have been widely presented in the annual financial statements related to the year ended December 31, 2022. Since then, there have been no changes.

38

Notes to the unaudited interim condensed consolidated financial information statements September 30, 2023 (In thousands of Reais - R$, except when otherwise indicated)

31.1.	Accounting classifications of financial instruments

The accounting classifications of the Company’s financial instruments on September 30, 2023 and December 31, 2022 are as follows:

	Measured at fair value through profit or loss		Amortized cost
	September 30, 2023	December 31, 2022	September 30, 2023	December 31, 2022
Assets
Cash and bank deposits	523,141	168,994	-	-
Cash equivalents	-	41	-	-
Financial investments	470,572	423,418	-	-
Trade receivables	-	-	1,044,733	887,734
Deposits (a)	-	-	2,124,000	2,068,593
Derivative assets	16,418	29,256	-	-
Other credits and amounts	-	-	260,107	232,633

Liabilities
Loans and financing (b)	164	17,753	10,419,211	11,967,138
Leases	-	-	9,808,002	11,206,959
Suppliers	-	-	2,231,113	2,319,954
Suppliers - factoring	-	-	40,253	29,941
Derivative liabilities	3,409,360	536	-	-
Other liabilities	-	-	605,054	692,171
(a)	Excludes court deposits, as described in Note 10.
(b)	The amounts on September 30, 2023 and December 31, 2022, classified as measured at fair value through profit or loss, are related to the derivative contracted through Exchangeable Senior Notes 2024.

During the period ended September 30, 2023, there was no change in the classification between categories of the financial instruments.

39

Notes to the unaudited interim condensed consolidated financial information statements September 30, 2023 (In thousands of Reais - R$, except when otherwise indicated)

31.2.	Derivative and non-derivative financial instruments

The Company's derivative financial instruments were recognized as follows in the balance sheet:

	Derivatives					Non-derivative
	Fuel	Interest rate	Exchange	Capped call	ESN	Revenue hedge	Total
Fair value changes
Derivatives assets (liabilities) on December 31, 2022	22,255	(536)	-	7,002	(17,753)	-	10,968
Gains (losses) recognized in income (expenses)	(6,834)	106	(1,147)	(6,233)	12,453	-	(1,655)
Payments during the period	(1,128)	457	2,476	-	5,136	-	6,941
Derivatives embedded in new contracts	-	-	-	-	(3,409,360)	-	(3,409,360)
Derivatives assets (liabilities) on September 30, 2023	14,293	27	1,329	769	(3,409,524)	-	(3,393,106)
Derivative assets	14,293	27	1,329	769	-	-	16,418
Loans and financing	-	-	-	-	(164)	-	(164)
Obligations with derivative operations	-	-	-	-	(3,409,360)	-	(3,409,360)

Changes in the adjustment of equity valuation
Balance on December 31, 2022	-	(290,549)		-	-	(322,804)	(613,353)
Adjustments of hedge accounting of revenue	-	-	-	-	-	50,113	50,113
Net reversal to income (expenses)	-	4,541	-	-	-	123,179	127,720
Balances on September 30, 2023	-	(286,008)	-	-	-	(149,512)	(435,520)

Effects on income (expenses)	(6,834)	(4,433)	(1,147)	(6,233)	12,453	(173,292)	(179,486)
Revenue net	-	-	-	-	-	(126,833)	(126,833)
Financial results	(6,834)	(4,433)	(1,147)	(5,879)	14,746	-	(3,547)
Monetary and foreign exchange rate variation, net	-	-	-	(354)	(2,293)	(46,459)	(49,106)

The Company may adopt hedge accounting for derivatives contracted to hedge cash flow and that qualify for this classification as per IFRS 9 – “Financial Instruments”.

On September 30, 2023, the Company adopts cash flow hedge for the interest rate (mainly the Libor interest rates), and for aeronautical fuel protection and future revenue in U.S. Dollars.

On September 30, 2023, the cash flow hedges are scheduled for realization and, therefore, reclassification to expense according to the following periods:

	2023	2024	2025	2026	2027	2027 onwards	Total
Interest rate	(3,691)	(36,014)	(36,461)	(36,288)	(35,632)	(137,922)	(286,008)
Revenue hedge	(45,262)	(104,250)	-	-	-	-	(149,512)
Total	(48,953)	(140,264)	(36,461)	(36,288)	(35,632)	(137,922)	(435,520)

31.3.	Market risks

31.3.1.   Fuel

The aircraft fuel prices fluctuate due to the volatility of the price of crude oil by product price fluctuations. The Company uses different instruments to hedge its exposure to the fuel price.

The table below shows the sensitivity analysis of the derivative financial instruments contracted on this date considering the fluctuation of prices of air fuel priced in U.S. dollars, based on the barrel price on September 30, 2023 at US$90.79:

40

Notes to the unaudited interim condensed consolidated financial information statements September 30, 2023 (In thousands of Reais - R$, except when otherwise indicated)

	Fuel
	Barrel price (in USD)	Impact (in thousand of Reais)
Decline in prices/barrel (-25%)	66.60	(14,832)
Decline in prices/barrel (-10%)	79.92	(9,748)
Increase in prices/barrel (+10%)	97.68	13,992
Increase in prices/barrel (+25%)	111.00	38,810

31.3.2.   Interest rate

The Company is mainly exposed to lease transactions indexed to changes in the interest rate until the aircraft is received. To mitigate such risks, the Company can use derivative financial instruments.

On September 30, 2023, the Company held financial investments and loans and financing with different types of fees. Its sensitivity analysis of non-derivative financial instruments examined the impact on annual interest rates only for positions with material amounts on September 30, 2023 that were exposed to fluctuations in interest rates, as the scenarios below show.

The amounts show the impacts on Income (Expenses) according to the scenarios adopted below:

	Financial investments net of financial debt (a)
Risk	CDI rate increase	SOFR rate increase
Reference rates	12.75%	5.31%
Exposure amount (probable scenario) (b)	(573,203)	(303,322)
Remote favorable scenario (-25%)	24,646	4,027
Possible favorable scenario (-10%)	9,859	1,611
Possible adverse scenario (+10%)	(9,859)	(1,611)
Remote adverse scenario (+25%)	(24,646)	(4,027)
(a)	Refers to the sum of the amounts invested and raised in the financial market and indexed to the CDI and SOFR rates.
(b)	Book balances recorded as of September 30, 2023.

31.3.3.   Exchange rate

Foreign currency risk derives from the possibility of unfavorable fluctuation of foreign currency to which the Company’s liabilities or cash flows are exposed. The Company is mainly exposed to the exchange rate change of the U.S. dollar.

41

Notes to the unaudited interim condensed consolidated financial information statements September 30, 2023 (In thousands of Reais - R$, except when otherwise indicated)

The Company’s foreign currency exposure is summarized below:

	September 30, 2023	December 31, 2022
Assets
Cash, cash equivalents and financial investments	608,296	274,186
Trade receivables	221,455	215,113
Deposits	2,124,000	2,068,593
Derivative assets	16,418	29,256
Total Assets	2,970,169	2,587,148

Liabilities
Loans and financing	(9,475,944)	(10,797,091)
Leases	(9,536,029)	(10,940,049)
Suppliers	(687,247)	(461,134)
Provisions	(2,370,850)	(2,601,195)
Obligations with derivative operations	(3,409,360)	-
Total Liabilities	(25,479,430)	(24,799,469)

Exchange rate exposure liabilities	(22,509,261)	(22,212,321)

Commitments not recorded in the statements of financial position
Future obligations resulting from firm aircraft orders	(20,018,547)	(20,574,804)
Total	(20,018,547)	(20,574,804)

Total exchange rate exposure R$	(42,527,808)	(42,787,125)
Total exchange rate exposure - US$ thousand	(8,492,653)	(8,200,380)
Exchange rate (R$/US$)	5.0076	5.2177

As of September 30, 2023, the Company adopted the closing exchange rate of R$5.0076/US$1.00 as a likely scenario. The table below shows the sensitivity analysis and the effect on income (expenses) of exchange rate fluctuations in the exposure amount of the period as of September 30, 2023:

	Exchange rate	Effect on income (expenses)
Net liabilities exposed to the risk of appreciation of the U.S. dollar	5.0076	22,509,261
Dollar depreciation (-25%)	3.7557	5,627,315
Dollar depreciation (-10%)	4.5068	2,250,926
Dollar appreciation (+10%)	5.5084	(2,250,926)
Dollar appreciation (+25%)	6.2595	(5,627,315)

31.3.4.  Capped call

The Company, through Gol Equity Finance, in the context of the pricing of the ESN issued on March 26, April 17 and July 17, 2019, contracted private derivative transactions (Capped call) with part of the note subscribers with the purpose of minimizing the potential dilution of the Company’s preferred shares and ADSs.

31.4.	Credit risk

Credit risk is inherent in the Company’s operating and financing activities, mainly in cash and cash equivalents, financial investments and trade receivables. Financial assets classified as cash, cash equivalents, and financial investments are deposited with counterparties rated investment grade or higher by S&P or Moody's (between AAA and AA-), pursuant to risk management policies.

42

Notes to the unaudited interim condensed consolidated financial information statements September 30, 2023 (In thousands of Reais - R$, except when otherwise indicated)

Credit limits are set for all customers based on internal credit rating criteria and carrying amounts represent the maximum credit risk exposure. Customer creditworthiness is assessed based on an internal system of extensive credit rating. Outstanding trade receivables are frequently monitored by the Company.

Derivative financial instruments are contracted in the over-the-counter market (OTC) with counterparties rated investment grade or higher, or in a commodities and futures exchange (B3 or NYMEX), thus substantially mitigating credit risk. The Company's obligation is to evaluate counterparty risk involved in financial instruments and periodically diversify its exposure.

31.5.	Liquidity risk

The Company is exposed to liquidity risk in two distinct ways: (i) market prices, which vary in accordance with the types of assets and markets where they are traded, and (ii) cash flow liquidity risk related to difficulties in meeting the contracted operating obligations at the maturity dates. In order to manage liquidity risk, the Company invests its funds in liquid assets (government bonds, CDBs and investment funds with daily liquidity) and its Cash Management Policy requires the weighted average maturity of its debt to be longer than the weighted average term of its investment portfolio term.

The schedules of financial liabilities held by the Company's financial liabilities on September 30, 2023 and December 31, 2022 are as follows:

	Less than 6 months	6 to 12 months	1 to 5 years	More than 5 years	Total
Loans and financing	277,218	874,861	8,573,173	694,123	10,419,375
Leases	1,127,169	675,578	4,237,530	3,767,725	9,808,002
Suppliers	2,270,177	-	112,204	-	2,382,381
Suppliers – factoring	40,253	-	-	-	40,253
Obligations with derivative operations	-	-	3,409,360	-	3,409,360
Other liabilities	62,112	269,983	272,959	-	605,054
On September 30, 2023	3,776,929	1,820,422	16,605,226	4,461,848	26,282,005

Loans and financing	723,756	402,873	10,055,253	803,009	11,984,891
Leases	1,210,715	737,543	4,886,666	4,372,035	11,206,959
Suppliers	2,274,503	-	45,451	-	2,319,954
Suppliers – factoring	29,941	-	-	-	29,941
Derivative liabilities	260	259	17	-	536
Other liabilities	225,752	154,096	312,323	-	692,171
On December 31, 2022	4,464,927	1,294,771	15,299,710	5,175,044	26,234,452

43

Notes to the unaudited interim condensed consolidated financial information statements September 30, 2023 (In thousands of Reais - R$, except when otherwise indicated)

31.6.	Capital management

The Company seeks alternatives to capital in order to meet its operational needs, aiming a capital structure that considers suitable parameters for the financial costs, the maturities of funding and its guarantees. The Company monitors its financial leverage ratio, which corresponds to net indebtedness, including short and long-term loans and financing and leases. The following table shows the financial leverage:

	September 30, 2023	December 31, 2022
Total loans and financing	10,419,375	11,984,891
Total leases	9,808,002	11,206,959
(-) Cash and cash equivalents	(523,141)	(169,035)
(-) Financial investments	(470,572)	(423,418)
Net indebtedness	19,233,664	22,599,397

32.	Non-cash transactions

	September 30, 2023	September 30, 2022
Write-off of lease agreements (Other revenues / Leases to pay)	37,215	2,558
Right of Use of flight equipment (Property, plant & equipment / Leases to pay)	159,211	-
Right of Use non-aeronautical assets (Property, plant & equipment / Leases to pay)	15,643	172,900
Leaseback and additions of aircraft leases (Property, plant & equipment / Leases to pay)	-	2,492,948
Contractual leases renegotiation (Property, plant & equipment / Leases to pay)	-	108,698
Provision for aircraft return (Property, plant & equipment / Provisions)	14,876	36,453
Unrealized income (expenses) of derivatives (Derivative rights / Equity valuation adjustments)	-	164,529
Deposit in guarantee (Deposits / Leases to pay)	185,997	13,611
Fair value result in transaction with controlling shareholder (Loans and financing / Capital reserve)	822,193	-
Conversion of SSN 2028 into ESSN 2028 (loans/financing)	6,407,575	-
Treasury shares transferred (Treasury shares / Capital reserves)	19,472	2,566

44

Notes to the unaudited interim condensed consolidated financial information statements September 30, 2023 (In thousands of Reais - R$, except when otherwise indicated)

33.	Liabilities from financing activities

The changes in the liabilities of the Company’s financing activities are shown below for the period ended September 30, 2023:

	September 30, 2023
				Non-cash transactions				Adjustments to profit
	Opening balance	Net cash used in financing activities	Net cash used in operating activities	Compensation with deposits and others	Property, plant and equipment acquisition through new agreements	Treasury shares and stock options	Monetary and Exchange rate changes, net and gain from repurchase costs	Interest loans and amortization of costs and goodwill	Unrealized income (expenses) on derivatives	Fair issue value and transaction costs	Closing balance
Loans and financing	11,984,891	966,489	(610,892)	223,634	207,611	-	(455,920)	1,267,968	(3,424,106)	259,700	10,419,375
Leases	11,206,959	(1,708,641)	(70,243)	(185,997)	60,234	-	(402,406)	908,096	-	-	9,808,002
Capital stock	4.040.397	264	-	-	-	-	-	-	-	-	4,040,661
Capital reserves	1,178,568	95,709	-		-	(10,612)	-	-	-	(822,193)	441,472

	September,30,2022
					Non-cash transactions				Adjustments to profit
	Opening balance	Net cash used in financing activities	Net cash used in operating activities	Transfer of treasury shares	Payment with issuance of shares	Property, plant and equipment acquisition through new agreements	Leases write-off and compensation with other assets	Exchange rate changes, net	Provision for interest and cost amortization	Unrealized income (expenses) on derivatives	Share-based paymets	Closing balance
Loans and financing	11,900,030	(158,960)	(699,851)	-	-	-	-	(341,530)	818,614	(128,421)	-	11,389,882
Leases	10,762,984	(1,616,670)	(37,586)	-	-	2,456,950	(76,286)	(321,498)	913,765	-	-	12,081,659
Capital stock	4,039,112	694	-	-	591	-	-	-	-	-	-	4,040,397
Advances for future capital increase	3	588	-	-	(591)	-	-	-	-	-	-	-
Treasury shares	(41,514)	37	-	2,566	-	-	-	-	-	-	-	(38,911)
Capital reserves	208,711	946,345	-	(2,566)	-	-	-	-			13,182	1,165,672

45

Notes to the unaudited interim condensed consolidated financial information statements September 30, 2023 (In thousands of Reais - R$, except when otherwise indicated)

34.	Subsequent events

On October 26, 2023, the Company and Air France-KLM signed an agreement to extend and enhance their strategic partnership for the next 10 years. Under the terms of this agreement, both parties will grant each other exclusivity on routes between Europe and Brazil and will improve their commercial cooperation. This will result in improved connectivity, a better customer experience, and more benefits for their respective customers.

46

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 10, 2023

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Mario Tsuwei Liao
Name: Mario Tsuwei Liao Title: Chief Financial and IR Officer